Exhibit 99.1

Westway Group, Inc. Declares Quarterly Dividend

NEW ORLEANS, May 10, 2012 (GLOBE NEWSWIRE) — Westway Group, Inc. (Nasdaq:WWAY) (“Westway” or the “Company”) today announced that on May 9, 2012, its Board of Directors declared a quarterly dividend of $0.04 per share of common stock payable on July 23, 2012 to holders of record of the Company’s common stock and participating preferred stock on May 23, 2012. The dividend will be payable in cash or shares of the Company’s common stock, or a combination thereof, at the election of each shareholder, subject to a limitation on the aggregate amount of cash payable in satisfaction of the dividend.

Each shareholder entitled to receive the dividend will have until June 20, 2012 to make a distribution election. Any shareholder that has not made a distribution election by such date will be deemed to have elected to receive the dividend in shares of common stock. The value of the common stock to be used to calculate the number of shares to be issued with respect to that portion of the dividend payable in shares of common stock shall be the volume weighted average price of the Company’s Class A common stock on NASDAQ from June 21, 2012 through July 5, 2012.

The Company’s obligation to pay the dividend in cash is limited to an aggregate payment of $1,300,000. If shareholder elections would otherwise result in the payment of cash in excess of such limitation, then the Company will allocate the $1,300,000 among those shareholders electing to receive cash on a pro rata basis, and pay such shareholders the remaining portion of their respective dividends in shares of the Company’s common stock.

Shareholders whose dividend is payable in whole or in part in shares of the Company’s common stock will receive a cash payment in lieu of any fractional shares due.

Additional information regarding the dividend and distribution election will be mailed to shareholders of record as soon as practicable after May 23, 2012. A properly completed distribution election form must be received by the Company’s transfer agent prior to 5:00 PM Eastern on June 20, 2012. General questions regarding the dividend should be directed to Thomas A. Masilla, Jr., the Company’s Chief Financial Officer. Questions regarding the distribution election procedure should be directed to Continental Stock Transfer & Trust Company at 212-845-3208, in the case of registered shareholders, and to the bank, broker or nominee holding the shares, in the case of shares held through a bank, broker or nominee.

Shareholders should consider consulting with a tax advisor prior to making a distribution election.

Continuing quarterly dividends are subject to the approval of Westway’s Board of Directors, who will consider factors such as the continued profitability and liquidity requirements of the Company in determining whether to declare and pay quarterly dividends in the future. The amount of future dividends payable in cash is also subject to the constraints of our credit facility and the ability of the Company to pay or otherwise satisfy the accrued preferred cash dividends of our Series A Convertible Preferred Stock.

Forward-Looking Statements. This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. We have based our forward-looking statements on our current expectations and projections about future events. Our forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that might cause or contribute to such a discrepancy include, but are not limited to the net income of the Company, the terms of the credit agreement, and the ability of the Company to pay or otherwise satisfy the accrued preferred cash dividends of our Series A Convertible Preferred Stock, as well as those described in our Form 10-K filed on March 30, 2012, and other SEC filings.

About Westway Group, Inc. Westway is a leading provider of bulk liquid storage and related value-added services and a leading manufacturer and distributor of liquid animal feed supplements.

CONTACT:	Thomas A. Masilla, Jr. Chief Financial Officer 504-636-4245 thomas.masilla@westway.com